# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEGON LTD., CIK 0000769218
CUSIP: 0076CA104
Title of class of securities: Common Shares, par value EUR 0.12 per share
Address of issuer's principal executive offices: WORLD TRADE CENTER SCHIPHOL, SCHIPHOL BOULEVARD 223, SCHIPHOL, Netherlands (P7), 1118 BH
Date of event which requires filing of this statement: 10/15/2026
Filed by CIK 0002055626
Persons authorized to receive notices and communications: J.O. van Klinken, World Trade Center Schiphol, Schiphol Boulevard 223, Schiphol, Netherlands (P7), 1118 BH, 31 610198362

## Reporting persons
- Vereniging Aegon Americas (f/k/a Vereniging Aegon) (CIK 0002055626): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 268,514,288; shared voting power 0; sole dispositive power 268,514,288; shared dispositive power 0; aggregate amount beneficially owned 268,514,288 (18.43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value EUR 0.12 per share
Name of issuer: AEGON LTD.
Address of issuer's principal executive offices: WORLD TRADE CENTER SCHIPHOL, SCHIPHOL BOULEVARD 223, SCHIPHOL, Netherlands (P7), 1118 BH
Comment:
EXPLANATORY NOTE

This Amendment No. 15 ("Amendment No. 15") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 16, 1998 (as amended, the "Schedule 13D"), relating to the common shares, par value EUR 0.12 per share (the "Common Shares"), of Aegon Ltd., an exempted company with liability limited by shares organized under the laws of Bermuda (f/k/a Aegon N.V., a public limited company organized in the Netherlands) (the "Issuer"). The principal executive offices of the Issuer are located at World Trade Center Schiphol, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Effective October 15, 2026, in connection with the VA Amendment described in Item 4 below, the Reporting Person changed its name from Vereniging Aegon to Vereniging Aegon Americas, as previously disclosed in Amendment No. 13 to the Schedule 13D. Except as set forth herein, the information previously reported in Item 2 is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 below with respect to the Conversion (as defined below) is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

At the extraordinary general meeting of the Issuer held on October 8, 2026 (the "EGM"), the shareholders of the Issuer approved the Resolutions (as defined in Amendment No. 14 to the Schedule 13D).

On October 15, 2026, the VA Split (as defined in Amendment No. 13 to the Schedule 13D) was completed in accordance with the Framework Agreement (as defined in Amendment No. 13 to the Schedule 13D). Following the completion of the VA Split, the amendment of the Reporting Person's articles of association (the "VA Amendment") became effective and the Reporting Person was renamed Vereniging Aegon Americas. The VA Split did not involve any disposition of Common Shares by the Reporting Person, and the Reporting Person retained its interest in the Issuer following the VA Split.

The Interim Bye-Laws took effect upon the completion of the VA Split. Pursuant to the 2026 Voting Undertaking, with effect from, and subject to, the completion of the VA Split: (i) the Issuer acquired the Reporting Person's 327,885,200 Common Shares B and issued 8,197,130 Common Shares to the Reporting Person as consideration therefor, on a 40-for-1 basis (the "Conversion"), following which no Common Shares B remain outstanding and the Reporting Person is no longer entitled to exercise full voting power upon a Special Cause; and (ii) the 1983 Amended Merger Agreement and the Voting Rights Agreement terminated, and the Call Option was extinguished.

On July 1, 2026, the Reporting Person entered into a share repurchase agreement with the Issuer (the "July 2026 Share Repurchase Agreement"), pursuant to which the Reporting Person agreed to participate, pro rata based on its combined holdings of Common Shares and Common Shares B, in the Issuer's EUR 200 million share buyback program that began on July 1, 2026 (as increased to EUR 350 million effective August 24, 2026, the "2026 SBB Program"), for a buyback amount of EUR 37 million. The number of Common Shares repurchased from the Reporting Person is determined based on the daily volume-weighted average price per Common Share on Euronext Amsterdam. Effective August 24, 2026, the Reporting Person entered into an addendum to the July 2026 Share Repurchase Agreement (the "August 2026 Share Repurchase Addendum") to participate in the additional EUR 150 million, for an additional buyback amount of EUR 26 million, resulting in an aggregate buyback amount of EUR 63 million. Between August 16, 2026 and October 15, 2026, the Issuer repurchased an aggregate of 2,995,969 Common Shares from the Reporting Person for an aggregate consideration of EUR 23,555,197.97, transferred in weekly installments. A copy of each such agreement is attached as Exhibit 11 and Exhibit 12, and the foregoing description is qualified in its entirety by reference to them.

The Delaware Redomiciliation remains subject to the satisfaction of the conditions to its completion and is currently expected to be effective on or about January 1, 2028.

The foregoing description of the 2026 Voting Undertaking is qualified in its entirety by reference to the 2026 Voting Undertaking, which was filed as an exhibit to Amendment No. 14 to the Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The information contained on the cover page is incorporated by reference into this Item 5. The Reporting Person has the sole power to vote and to dispose of 268,514,288 Common Shares, representing approximately 18.43% of the Common Shares outstanding, based on 1,456,605,803 Common Shares outstanding as of October 15, 2026. Following the Conversion, the Reporting Person holds no Common Shares B, and the Reporting Person's percentage of the total voting power of the Issuer is equal to its percentage of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page is incorporated by reference into this Item 5. The Reporting Person has the sole power to vote and to dispose of 268,514,288 Common Shares, representing approximately 18.43% of the Common Shares outstanding, based on 1,456,605,803 Common Shares outstanding as of October 15, 2026. Following the Conversion, the Reporting Person holds no Common Shares B, and the Reporting Person's percentage of the total voting power of the Issuer is equal to its percentage of the outstanding Common Shares.
Transactions in the class effected during the past sixty days: Except for the Conversion and the sales of Common Shares to the Issuer under the share repurchase agreements, in each case described in Item 4 above (consisting of weekly installments of 2,995,969 Common Shares in aggregate between August 16, 2026 and October 15, 2026, at prices ranging from EUR 7.53 to EUR 8.23), the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above, including the description of the Framework Agreement and the 2026 share repurchase agreements, is incorporated herein by reference. A copy of each such share repurchase agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference. Effective October 15, 2026, the 1983 Amended Merger Agreement and the Voting Rights Agreement terminated and the Call Option was extinguished. Except as set forth in the Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11: July 2026 Share Repurchase Agreement, dated as of July 1, 2026, between the Reporting Person and the Issuer.

Exhibit 12: August 2026 Share Repurchase Addendum, dated as of August 24, 2026, between the Reporting Person and the Issuer.

## Signatures
- Vereniging Aegon Americas (f/k/a Vereniging Aegon): /s/ L.J. Hijmans van den Bergh, L.J. Hijmans van den Bergh, Chairperson (10/16/2026)
- Vereniging Aegon Americas (f/k/a Vereniging Aegon): /s/ M. Tijssen, M. Tijssen, Vice-Chairperson (10/16/2026)